1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 2, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.01	Press release on 2023/11/02:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Third Quarter of 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Third Quarter of 2023

TAIPEI, Taiwan, R.O.C. November 2, 2023 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2023. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Third Quarter 2023 Financial Highlights

-
Total revenue increased by 0.3% to NT$ 53.66 billion.
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Consumer Business Group revenue increased by 2.8% to NT$ 33.74 billion.
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Enterprise Business Group revenue decreased by 4.4% to NT$ 16.62 billion.
-
International Business Group revenue increased by 29.8% to NT$ 2.34 billion.
-
Total operating costs and expenses increased by 2.1% to NT$ 42.19 billion.
-
Operating income decreased by 5.9% to NT$ 11.46 billion.
-
EBITDA decreased by 3.3% to NT$ 21.38 billion.
-
Net income attributable to stockholders of the parent decreased by 2.9% to NT$ 9.09 billion.
-
Basic earnings per share (EPS) was NT$1.18.
-
EPS and net income aligned with our expectation.

“We had another sound quarter with results exhibiting healthy momentum in various parts of our business,” said Mr. Shui-Yi, Kuo, Chairman and Chief Executive Officer of Chunghwa Telecom. “While the higher base during the same period last year resulted in a relative decrease in our performance in the third quarter, we remain confident in our fundamentals and thereby the long-term sustainable growth of Chunghwa. We reported resilient performance across many business segments; for Consumer Business Group, our mobile business revenue increased 6.9% YoY, maintaining its growth for 30 consecutive months, while we observed an average 44% uplift in mobile monthly fees for 4G to 5G migrators. Meanwhile, our mobile market share in Taiwan kept growing QoQ and reached 40% in terms of revenue and 37.1% in the number of subscribers, widening our lead against our peers. Moreover, our promotion packages of fixed broadband business drove steady progress in terms of subscribers and ARPU（Average Revenue Per User）. Although our Enterprise Business Group revenue was heavily impacted by the decline in fixed voice business from enterprise clients following the pandemic, we are glad to see revenues of cybersecurity and IDC business from emerging enterprise applications continued to grow due to increasing demands, in line with our expectation. The total revenue of International Business Group delivered a double-digit growth year over year. Furthermore, we have expanded our footprint globally as we signed MOUs（memorandum of understanding）with EXATEL, a telco from Poland and Overbrook Hospital in Thailand, respectively, aiming to replicate our success in Taiwan to global markets.”

“During this quarter, Chunghwa Telecom actively invested in KK Company Technologies to further expand our digital ecosystem for innovative business models, which enable us to serve our customers with better video quality,” said Mr. Chau-Young, Lin, President of Chunghwa Telecom. “In addition, we were ahead of our peers and announced to raise funds to enhance content business and expect to build the content ecosystem. At the same time, we aim to collaborate with domestic and international content creators to strengthen our IPTV（Internet Protocol Television）and OTT（Over-the-top）services.”

“At Chunghwa, we continue advancing toward being an international benchmark enterprise recognized for sustainable development, leading the way as a digital ecosystem enabler, and empowering stakeholders to drive innovation and create value to meet the evolving needs of our customers and the world, while expanding our international business and operations to drive growth,” Mr. Shui-Yi, Kuo concluded.

Revenue

Chunghwa Telecom’s total revenues for the third quarter of 2023 increased by 0.3% to NT$ 53.66 billion.

Consumer Business Group’s total revenue increased by 2.8% to NT$ 33.74 billion. Mobile service revenue increased 6.8% YoY, mainly due to stable 5G migration and increase in postpaid subscriber growth. In addition, international roaming revenue continued to recover and brought in contribution. Fixed-line service revenue decreased 0.7% YoY due to voice decline, while the fixed broadband revenue grew by 2.7% year over year driven by effective promotion. Sales revenue increased 3% YoY propelled by the increase in sales volume of iPhone 15 series. However, CBG’s income before tax for the third quarter of 2023 remained flat owing to the higher base of recognition of government subsidies in the same period last year, as well as the increase of manpower and electricity expenses and the purchase of renewable energy.

Enterprise Business Group’s income before tax for the third quarter of 2023 decreased 11.8% YoY, while revenue decreased by 4.4% to NT$ 16.62 billion, mainly due to the decrease of fixed voice and a higher base of recognition of government subsidies in the same period last year. Despite ICT revenue decrease in the third quarter because of a higher base of a recognition of large smart energy projects, mobile service revenue increased attributable to 5G upselling and the recovery of international roaming revenue. Fixed-line revenue slightly decreased year-over-year mainly due to voice decline, although data communication revenue and broadband access revenue continued to grow as expected.

International Business Group’s income before tax for the third quarter of 2023 decreased 3.6% YoY owing to non-operating expenses, such as the foreign currency valuation loss, and the increase of electricity expenses. Excluding the impact, IBG continued to experience positive YoY growth in profit. Total revenue increased by 29.8% to NT$ 2.34 billion, mainly driven by the growing emerging business, including IDC and cloud services from global clients, and recovered roaming revenue.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2023 increased by 2.1% to NT$ 42.19 billion, mainly due to higher electricity expenses and manpower cost.

Operating Income and Net Income

Income from operations for the third quarter of 2023 decreased by 5.9% to NT$ 11.46 billion. The operating margin was 21.4%, as compared to 22.8% in the same period of 2022. Net income attributable to stockholders of the parent decreased by 2.9% to NT$ 9.09 billion. Basic earnings per share was NT$1.18.

Cash Flow and EBITDA

Cash flow from operating activities, as of September 30th, 2023, increased by 5.7% year over year to NT$ 49.89 billion.

Cash and cash equivalents, as of September 30th, 2023, decreased by 2.7% to NT$ 32.01 billion as compared to that as of September 30th, 2022.

EBITDA for the third quarter of 2023 was NT$ 21.38 billion, decreasing by 3.3% year over year. EBITDA margin was 39.84%, as compared to 41.30% in the same period of 2022.

Business Highlights

Mobile

As of September 30th, 2023, Chunghwa Telecom had 12.93 million mobile subscribers, representing a 4.1% year-over-year increase. In the third quarter, total mobile service revenue increased by 6.9% year-over-year to NT$ 16.42 billion, while mobile post-paid ARPU excluding IoT SIMs grew 5.1% year over year to NT$ 553.

Fixed Broadband/HiNet

As of September 30th, 2023, the number of broadband subscribers slightly increased by 0.1% to 4.39 million. The number of HiNet broadband subscribers increased by 0.7% to 3.68 million. In the third quarter, total fixed broadband revenue grew 1.9% year over year to NT$ 10.95 billion, while ARPU increased 1.0% to NT$ 775.

Fixed line

As of September 30th, 2023, the number of fixed-line subscribers was 9.21 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income excluding (i) depreciation and amortization, (ii) certain financing costs, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw